Exhibit (a)(2)


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Kenneth E. Nelson
4107 W. Gazebo Hill Blvd. N107
Mequon, WI  53092

May 14, 2003

                           Offer To Purchase Units in
                   Metric Partners Growth Suite Investors, LP
       For $86 Net per Unit (plus release from certain litigation claims)

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership assignee units ("Units") in Metric Partners Growth Suite Investors, LP (the "Partnership") for $86 per Unit. In addition, you will receive a release from liability in certain litigation in which you, along with the other Limited Partners, have been named as defendants. [See "THE OFFER-Introduction"]. The Offer Price is net to the seller. This offer expires on June 27, 2003. If you are interested in selling, please read the enclosed offer carefully.

Also enclosed is a solicitation statement which seeks your approval of a number of proposals. The approval of all such proposals is a condition of my offer. Thus, should you wish to sell your Units, you should vote to approve such proposals.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

     o    Offer Price

Since there is no public trading of Units, the market value of Units is difficult to determine. However, I believe that because of my knowledge of the business of the Partnership that I am willing to pay more than any other buyer would pay.

The Managing General Partner did not oppose a tender offer in 2002 at $20 per Unit. The Offer Price is $86. In addition, the possibility of having to return prior distributions can be eliminated if I purchase any of your Units. Thus, this Offer is far superior to an offer not opposed by the Managing General Partner.

The Offer Price was determined based upon conversations with the largest Limited Partners, persons that I believe are sophisticated and knowledgeable. $86 was the asking price of the person holding the greatest number of Units; I did not bargain with him. I believe that $86 is acceptable to persons holding at least 18% of the Units.

     o    Release from Liability

A suit in San Francisco seeks to force you to return $275 per Unit that was distributed in January, 1998. You will be released from liability if you sell your Units to me.

     o    Settlement of the Partnership's Litigation

The Partnership is involved in numerous suits in connection with the Partnership's refusal to perform a 1993 settlement agreement entered into before a judge in San Francisco. I am interested in settling such litigation, but do not wish to be accused of causing the Partnership to enter into a settlement that is not in the Partnership's interest. Thus, I have conditioned my offer upon the approval of a settlement by the Limited Partners. The

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proposed settlement is structured to pay only a fraction of the claims against the Partnership unless the Partnership is able to recover from third parties. The "right" amount of any litigation settlement can never be known because of the vagaries of the justice system. No one can predict the final outcome of the cases with certainty. o Opportunity for Liquidity; Tax Return Simplification

My offer gives limited partners a rare chance to sell this investment. You invested in 1988 for 5-10 years. The Partnership's hotels have been sold, but litigation has prevented cash distributions. By selling your Units, you give yourself the opportunity to place the proceeds from a sale into other investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

     o    The Purchaser

Previously, I developed hotels, and sold several to the Partnership and its affiliates. However, for ten years I have been involved in the litigation regarding the Partnership's refusal to perform a 1993 settlement agreement entered into before a judge in San Francisco. I believe that my understanding of the events arising from the Partnership's breach gives me the unique ability to cause the Partnership to recover from those who have failed to properly advise the Partnership. Thus, I seek to acquire a majority of the Units with a view to control.

     o    Risk Factors

Numerous Risk Factors are more fully discussed in the offer. See "The Offer--Risk Factors." A primary risk factor is our conflicting interests. While I believe that the offer is mutually beneficial, I am making the offer because I believe that it will allow me to profit. There is a conflict between my desire to acquire your Units at a low price and your desire to sell your Units at a high price.

You are free to accept the Offer and to vote for the accompanying proposals regardless of whether you voted for, voted against, or abstained from voting for the Partnership's earlier proposal to amend the Partnership Agreement.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and me, the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale (BLUE) according to the directions on the agreement, sign where indicated, complete the consent card
(BLUE), and return them in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Co., Inc., the information agent, at 800-949-2583.

Sincerely,

/s/ Kenneth E. Nelson